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May 3, 2013

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Jonathan Groff, Attorney-Advisor Larry Spirgel, Assistant Director Robert Shapiro, Staff Accountant Robert S. Littlepage, Accountant Branch Chief
Re:	YuMe, Inc. Draft Registration Statement on Form S-1 Filed April 3, 2013 File No. 377-00142

Ladies and Gentlemen:

        On behalf of YuMe, Inc. ("Company"), we are transmitting this letter in response to comments received from the staff ("Staff") of the Securities and Exchange Commission ("Commission") by letter dated April 23, 2013, with respect to the draft registration statement on Form S-1 (File No. 377-00142) that was confidentially submitted to the Commission on April 3, 2013 and referenced above. This letter is being submitted together with the Company's confidential draft No. 2 of the registration statement on Form S-1 ("Draft No. 2"). The numbered paragraphs below correspond to the numbered comments in that letter; the Staff's comments are presented in bold italics. For the convenience of the Staff, we are also sending, by overnight courier, copies of this letter and a hard copy of Draft No. 2 that is marked to show changes from the draft registration statement as originally submitted.

        In addition to addressing the comments raised by the Staff in its letter, the Company has revised the confidential draft registration statement to update certain other disclosures.

        The Company is also supplementally providing the Staff with certain information as Attachment A, Attachment B and Attachment C to the copy of this letter that is being transmitted by overnight courier. The Company requests, pursuant to Rule 418(b) promulgated under the Securities Act of 1933, as amended ("Rule 418(b)"), that the Staff return Attachment A, Attachment B and Attachment C to the Company once the Staff has completed its review.

General

1.
We note numerous blank spaces throughout the prospectus. Please be advised that you should include the price, use of proceeds, dilution and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review.

          We acknowledge the Staff's comment that the price, use of proceeds, dilution and certain other information will be required prior to the distribution of the preliminary prospectus and to enable the Staff to complete its review. We will advise the Staff supplementally of the proposed price range when such information is available.

2.
As soon as practicable, please furnish us with a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

          We have been advised by underwriters' counsel that the amount of compensation to be allowed or paid to the underwriters has not yet been cleared with FINRA. Prior to the effectiveness of the registration statement, the Company will provide the Staff with a copy of the letter informing the Company, or a call from FINRA informing the Staff, that FINRA has no objections.

3.
We encourage you to file all exhibits with your next amendment. We must review these documents before the registration statement is declared effective, and we may have additional comments.

          The Company intends to file all omitted exhibits in a future filing or submission to the Staff, and acknowledges the Staff's comment about providing sufficient time for its review.

4.
Please provide us with copies of any additional artwork you intend to include on the inside front and/or inside back cover pages of the prospectus. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. See Item VII of the March 31, 2001 quarterly update to the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline."

          The Company intends to provide its artwork in a future filing or submission to the Staff, and acknowledges the Staff's comment about providing sufficient time for its review.

5.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

          The Company is supplementally providing to the Staff written materials provided to potential investors in reliance on Section 5(d) of the Securities Act. The Company believes that recipients of these materials were qualified institutional buyers or institutional accredited investors.

          The supplemental materials are included as Attachment A to the copy of this letter that is being transmitted by overnight courier. Pursuant to Rule 418(b), the Company requests that the

  Staff return to it the materials to which reference is made in this response once the Staff has completed its review.

          In addition, the Company respectfully advises the Staff that the underwriters have informed it that no research reports about the Company have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in this offering.

6.
Provide us with copies of any industry analysis that you cite or upon which you rely, including, but not limited to, information from the sources referenced under Market, Industry And Other Data on page 34. Please highlight the specific portions that you are relying upon so that we can reference them easily.

          The Company is supplementally providing to the Staff copies of all industry research reports from Frost & Sullivan, Magna Global, Strategy Analytics, eMarketer, comScore, Deloitte, Advertising Age, Infonetics Research, Nielsen and Econsultancy regarding information and statistics on economic trends and market share that are cited in the registration statement. Each source is marked to highlight the applicable section containing the statistic, or the data supporting the statistic, and cross-referenced to the appropriate location in the prospectus.

          The supplemental materials are included as Attachment B to the copy of this letter that is being transmitted by overnight courier. Pursuant to Rule 418(b), the Company requests that the Staff return to it the materials to which reference is made in this response once the Staff has completed its review.

7.
The prospectus contains terms of art and acronyms. Examples of terms of art include "brand advertising," "in-stream video advertising impressions," "cost per thousand impressions," "machine-learning technology," "unique viewers," "brand awareness," "message recall," "brand favorability" and "purchase intent." Examples of acronyms include "SDKs," "PQI," "CPM" and "YFP." These examples are not exhaustive. Please clearly define and explain the relevance of each term of art. Consider adding a Conventions section that lists and defines the terms of art and acronyms.

          In response to the Staff's comment, the Company has reviewed and revised the disclosures throughout Draft No. 2, including page 67 and a glossary on page 35.

8.
Please provide objective support for each assertion in the Prospectus Summary and Business sections regarding the company's services, products and market conditions. Also make clear upon what standard or measure you base your claims. For example, provide support for your statements that your technologies allow advertisers to "efficiently find and target large, brand receptive audiences," that you have built "comprehensive software solutions augmented with specialized data to deliver superior brand performance for advertisers," that you have "developed sophisticated data-science capabilities," that your solutions allow you to "deliver the right ad to the right audience at the right time" and that you "generate results that are relevant to brand advertisers such as brand awareness, message recall, brand favorability and purchase intent." These are just examples. To the extent that you do not have independent support for these statements, please disclose the bases for these beliefs.

          In response to the Staff's comment, the Company has revised the disclosures throughout Draft No. 2 to either provide additional support for such statements or to clarify that such statements are beliefs of the Company, including the disclosures on pages 1-4, 66, 70-71, 73 and 75.

Prospectus Summary

Our Company, page 1

9.
In the forepart of the prospectus summary, make clear that you primarily act as an intermediary between advertisers/advertising agencies and online and mobile website and application owners. Clarify that advertisers or their representative advertising agencies submit ad insertion orders to you which you fulfill by delivering digital video advertisements on partner websites and applications whose owners have made ad requests.

          The Company has revised the disclosures on pages 1-2 in response to the Staff's comment.

10.
We note the statements that you are a "leading independent provider of digital video brand advertising solutions." Please expand your disclosure to clarify the measure by which you have determined your competitive position.

          The Company respectfully advises the Staff that it determines its competitive position based on many measures. The Company notes that in December 2012 it delivered approximately 1.2 billion impressions in the United States, while comScore reported that U.S. video ad views totaled 11.3 billion for that same period. In addition, the Company has received awards from independent industry organizations and has been ranked by comScore on the basis of potential reach. The Company is supplementally providing to the Staff the support for the statement that the Company is a leading independent provider of digital video brand advertising solutions based on these measures.

          The supplemental materials are included as Attachment C to the copy of this letter that is being transmitted by overnight courier. Pursuant to Rule 418(b), the Company requests that the Staff return to it the materials to which reference is made in this response once the Staff has completed its review.

11.
Please clarify the context in which the video advertisements you place run. Indicate whether ad placements run solely in conjunction with video content viewed online, such as video clips a user chooses to view or shows streamed online, or whether ads you distribute also appear during traditional webpage viewing outside of watching video.

          The Company has revised the disclosures on pages 1 and 66 in response to the Staff's comment.

12.
Revise to clearly explain how you administer your technologies and solutions. For example, explain the interaction between the products you license to digital media owners and the measurement tools used to determine ad placements.

          The Company has revised the disclosures on pages 1 and 66 in response to the Staff's comment. The Company also refers the Staff to the detailed disclosure in "Business—The YuMe Platform" beginning on page 73.

13.
If accurate, explain that your operating results materially depend on negotiations with two constituencies, advertisers and their respective agencies for the payment received to distribute their video ads and digital media property owners for your percentage interest in that payment.

          In response to the Staff's comment, the Company has revised the disclosures on pages 2 and 67 to clarify that advertisers pay the Company to distribute video ads and the Company pays a negotiated percentage of that revenue to digital media properties. The Company respectfully advises the Staff that it believes this revised disclosure accurately captures its business model, and refers the Staff to the more detailed discussion in the risk factors entitled, "We depend on a single agency customer and a single advertiser for a substantial portion of our revenue, and a reduction in digital advertising purchased by that customer or advertiser could significantly reduce our revenue," "We generally do not have long-term agreements with our customers, and we may be unable to retain key customers, attract new customers, or replace departing customers with customers that can provide comparable revenue to us," "We are highly dependent on advertising agencies as intermediaries, and this may affect our ability to attract and retain business," "We depend on digital media properties for advertising inventory to deliver our customers' advertising campaigns, and any decline in the supply of advertising inventory from these digital media properties could hurt our business," and "If our pricing model is not accepted by our advertisers, we could lose customers and our revenue could decline."

The YuMe Solution, page 3

14.
Revise to clarify how your ads are user-initiated and prominent.

          The Company has revised the disclosures on pages 3 and 70 in response to the Staff's comment.

Risk Factors

Risks Related to Our Business and Our Industry

We depend on a single customer and a single advertiser for a substantial portion of our revenue, page 12

15.
Please quantify the percentage of the financial value of the contract that Omnicom Media Group may cancel for any reason upon prior written notice.

          The Company respectfully advises the Staff that the Company is currently in the process of amending and restating its agreement with Omnicom Media Group, which will result in new prospectus disclosure of the terms of this agreement. In a subsequent filing or submission to the Staff, the Company will revise its disclosure to describe the new terms as well as file this agreement as an exhibit to the registration statement. In that disclosure, the Company will have language responsive to the Staff's comment, if applicable.

We operate in a highly competitive industry, and we may not be able to compete successfully, page 13

16.
We note the statement "[s]ome large advertising agencies, which may represent our current customers, have their own relationships with digital media properties..." Please revise your disclosure to clarify the ambiguity about whether large advertising agencies represent your current customers.

          The Company has revised the disclosures on page 13 in response to the Staff's comment.

We depend on the proliferation of digital video advertisements..., page 16

17.
Supplement the information in this risk factor by explaining how users may opt out of having their data collected by the tools you utilize. For example, explain whether and how users can prevent the collection of information by your SDKs. Tell us whether measures to prevent the placement of cookies impact your business. We note that Apple Inc.'s safari browser does not accept third-party cookies as a default and that Mozilla Corporation and Microsoft, Inc. have announced plans to adopt similar defaults in future versions of their web browsers.

          The Company has revised the disclosures on page 16 in response to the Staff's comment.

          Supplementally, the Company respectfully advises the Staff that recent measures by browsers to prevent the placement of third-party cookies or enable browser-based opt outs for certain uses of cookies has had no discernable impact on its business. The Company relies on several data sources, including first-party cookies, survey data, anonymized mobile data, and cookie information obtained from third parties. The Company believes the balance of its risk factor disclosure, including also the subsequent two risk factors relating to data collection, adequately addresses the risks presented to its business with respect to limitations on its ability to collect and utilize data.

Our business practices with respect to data could give rise to liabilities..., page 17

18.
You state that federal, state and international laws "may" govern the data specific aspects of your business. If accurate, clarify this statement to indicate that federal, state and international laws do govern the data specific aspects of your business, but that the applicability of specific laws may be unclear in some cases.

          The Company has revised the disclosures on page 17 in response to the Staff's comment.

Any inability to deliver successful digital video advertising campaigns due to technological challenges..., page 20

19.
Please address any historical experiences you have had with the risks identified in this risk factor.

          The Company respectfully advises the Staff that despite the Company's robust quality assurance processes, the Company periodically experiences system and technical bugs that require its software engineers to apply patches, bug fixes and workarounds. Furthermore, as an Internet-based business the Company from time to time has been subject to malicious denial of service attacks by rogue computer programmers and hackers. The Company uses industry-standard networking hardware with embedded firmware, firewalls and filters. The Company monitors its systems and traffic patterns to take proactive steps to secure its systems. In its recent history, none of the system and technical bugs or malicious denial of service attacks have prompted any material system failures, interruptions or outages. Furthermore, the Company is not aware that its statistical algorithms, including Audience Amplifier, have proven to be faulty, to have failed or to improperly process the data. Therefore, the Company believes the current version of its risk factor disclosure is accurate and the Company respectfully submits to the Staff that no changes are necessary to such disclosure.

If our pricing model is not accepted by our advertisers, we could lose customers and our revenue could decline, page 21

20.
Your disclosure indicates that you "are typically paid on a cost per thousand impressions, or CPM, basis." Please clarify what an "impression" consists of. Disclose other metrics, such as cost per engagement, that are used within your industry to determine payments to digital video brand advertising solutions providers. Compare the benefits and drawbacks of each pricing convention.

          The Company has revised the disclosures on pages 21 and 35 in response to the Staff's comment.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations

Results of Operations, page 47

21.
Please discuss net income (loss) for each period.

          The Company has revised the disclosures on pages 51 and 54 in response to the Staff's comment.

22.
In each of the period to period comparisons describe the underlying factors that led to changes in average revenue per customer.

          The Company has revised the disclosures on page 49 in response to the Staff's comment.

23.
In each of the period to period revenue comparisons please also quantify the number of advertising agencies through which ad insertion orders were placed as well as the percentage of customers that placed ad insertion orders directly compared to through advertising agencies.

          The Company respectfully advises the Staff that ad insertion orders placed by advertising agencies on behalf of their brand advertiser clients represented 84%, 88% and 88% of our total revenue for the years ended December 31, 2010, 2011 and 2012, respectively. In response to the Staff's comment, the Company has revised the description of revenue on page 45 to emphasize that a substantial majority of its contracts with customers take the form of ad insertion orders placed by advertising agencies on behalf of their brand advertiser clients. The Company also notes in its discussion of Results of Operations it has included disclosure of the number of customers. The Company believes that the combination of these disclosures is responsive to the Staff's comment.

Years Ended December 31, 2011 and 2012

Cost of revenue and Gross profit, page 48

24.
Please elaborate as to why traffic acquisition costs decreased from 54.8% of revenues in fiscal 2011 to 46.5% of revenues in fiscal 2012. We note that traffic acquisition costs as a percentage of revenues remained relatively constant in fiscal 2010 and 2011 and your expectation that cost of revenues, including traffic acquisition costs, will remain relatively constant as a percentage of revenue in the near term.

          The Company has revised the disclosures on pages 49-50 in response to the Staff's comment.

Liquidity and Capital Resources, page 52

25.
Revise the statement "we believe our existing cash and cash equivalents balance, together with availability under our existing credit facility, will be sufficient to meet our working capital requirements for at least the next 12 months" to account for the expiration of your credit facility in April 2013. Disclose that you were not in compliance with certain non-financial covenants relating to the credit agreement and the Loan and Security Agreement as of December 31, 2012 and describe the nature of the non-compliance.

          The Company respectfully advises the Staff that the Company believes its cash and cash equivalents, without the availability under its existing credit facility, will be sufficient to meet its working capital requirements for at least the next 12 months, and has revised its disclosure on page 54 accordingly. The Company further advises the Staff that since its credit facility is undrawn, expires on May 3, 2013, and does not materially impact its liquidity position, the Company believes that disclosure regarding the expiration of its credit facility and its noncompliance with certain non-financial covenants relating to the credit agreement is not material.

26.
Discuss and quantify the additional costs you expect to incur as a reporting company. Also address this issue within your Risk Factors disclosure.

          The Company respectfully advises the Staff that while it expects its legal, accounting and other general and administrative expenses to be higher once it is a public company, the Company does not believe it is possible to accurately predict or estimate the amount of additional costs it may incur as a public company or the timing of such costs. The increase in legal, accounting and other expenses, and the timing of these increases, will be affected by many variables, the effects of which cannot be predicted. For instance, the Company is in the process of securing an increase in its directors and officers insurance, which is a significant portion of such costs and will not be known until a provider has been selected.

          Furthermore, while many of these increased costs relate to costs associated with the public reporting requirements with which the Company has not historically had to comply, including rules of the Commission, the listing exchange and the Sarbanes-Oxley Act, some costs are also generated by the need to develop additional infrastructure to support the Company's growing business. While the cost increase is undeniably driven by both anticipated public company costs and the inherent costs of a growing business, attempting to allocate specific quantities of expenses to one or the other cause would be speculative and potentially misleading.

          In making its determination that it will be able to meet its cash needs for at least the next twelve months, the Company assumed that its legal, accounting and other expenses related to being a public company would be within a reasonable range. The Company does not currently know what the minimum additional costs associated with being a public company will be and believes that such disclosure could mislead investors because the minimum costs might differ materially from what the Company's actual costs might be.

Business, page 65

27.
Here and throughout the prospectus clearly explain the differentiation made between "brand advertising," "digital video advertising" and other forms of online advertising. For example, on page 66 clarify the other types of advertising that accounted for 61% of spending on online advertising in 2011. As another example, elaborate further the differences between direct response and other traditional online advertising technologies compared to brand advertising.

          The Company has revised the disclosures on pages 34 and 67 in response to the Staff's comment.

The Challenges Facing Brand Advertisers, page 68

28.
Tell us whether increased viewing of video on devices with smaller screens presents any problems to your business. Please also explain whether the complexity of digital video brand advertising and/or your products and solutions, as compared to traditional media advertising, detrimentally affects adoption of your services. Supplement your disclosure as necessary.

          The Company respectfully advises the Staff that increased viewing of video on devices with smaller screens does not present problems to its business because the technology required to deliver ads to mobile devices is no more complex than the technology required for other platforms and the rates that advertisers pay for the Company to deliver these ads to mobile devices are not lower than the rates that advertisers pay to deliver ads to other platforms. The Company further advises the Staff that it has obtained favorable brand performance for advertisers from ads delivered to mobile screens using its technology, because when the Company delivers an ad to a mobile screen, there is usually no other content on the screen and the viewer generally has their full attention concentrated on the video ad.

          The Company also respectfully advises the Staff that while the integration of our technology with our digital media property partners' technology requires some time and effort, ultimately the Company's solutions solve a complexity problem for both advertisers seeking TV-like audiences online and digital media property owners seeking to monetize their content. Therefore, the Company believes the integration complexities that may arise will not detrimentally affect adoption of our solutions.

The YuMe Solution, page 69

Aggregate large fragmented audiences, page 69

29.
Revise to more fully explain how you aggregate fragmented audiences across various digital media properties. Explain whether the advertising campaigns you facilitate are generally targeted to multiple/numerous websites or if your tools identify the most compatible site or two to advertise on. If applicable, address any negative implications, logistical or otherwise, of conducting a campaign over multiple/numerous websites.

          The Company has revised the disclosures on page 70 in response to the Staff's comment. The Company also respectfully advises the Staff that further detail about how the Company aggregates fragmented audiences is disclosed in the section entitled "Business—The YuMe Platform—Our Core Technologies—Audience Amplifier" and further detail about the challenges of conducting a campaign over multiple/numerous websites is disclosed in the section entitled "Business—The Challenges Facing Brand Advertisers."

Measure and optimize campaigns based on brand metrics, page 70

30.
Please explain how your YuMe SDKs can decipher seemingly objective data such as brand awareness, message recall, brand favorability and purchase intent.

          The Company has revised the disclosures on page 71 in response to the Staff's comment.

Our YFP Products, page 74

31.
Disclose whether digital media properties must license your products in order for you to act as an intermediary. If accurate, explain that your Core Technologies, as described on pages 72 through 74, are administered through your licensed YFP products. Detail whether you charge digital media properties for the licensure of your products. Finally, explain how you deliver ad impressions outside of through your YuMe SDKs. We note the statement on page 70 that "[d]uring 2012, 85% of the ad impressions [you] served were delivered through [your] YuMe SDKs."

          The Company has revised the disclosures on pages 75-76 in response to the Staff's comment.

Our Relationships with Digital Media Property Owners, page 76

32.
Please briefly describe the efforts you take to recruit and retain digital media property owners.

          The Company has revised the disclosures on page 77 in response to the Staff's comment.

Certain Relationships And Related Person Transactions, page 94

33.
Disclose the related party transaction described under Note 16 to your financial statements (Page F-38) or explain why disclosure is not required by Item 404 of Regulation S-K.

          The Company respectfully advises the Staff that the related party transaction described under Note 16 to the Company's financial statements did not involve an entity that is the beneficial owner of more than five percent of the Company's capital stock, nor is such entity a related party as defined in Item 404 of Regulation S-K for any other reason.

Investor Rights Agreement, page 94

34.
Please remove language which qualifies the discussion of the amended and restated investor rights agreement by the full text of the agreement. Your discussions should cover all material aspects of the agreement.

          The Company has revised the disclosures on page 95 in response to the Staff's comment.

YuMe, Inc. Financial Statements for Year Ended December 31, 2012

Note 4. Acquisitions, Crowd Science, Inc., pages F-18 and F-19

35.
Please tell us and disclose the basis for your fair valuing of the 2,000,000 share of Series D-1 preferred stock valued at $3.3 million in the acquisition of Crowd Science, Inc.

          The Company respectfully advises the Staff that the fair value of Series D-1 convertible preferred stock on the date of acquisition was $1.67 per share. This fair value was based in part on a contemporaneous valuation of the Company as of December 28, 2012, the date of acquisition. The Company has revised the disclosure on page F-19 in response to the Staff's comment to clarify the determination of fair value for the Series D-1 convertible preferred stock, including the contemporaneous valuation performed.

          The Company further advises the Staff that in determining the enterprise equity value, the Company used a valuation methodology based on the income approach and the market approach utilizing guideline public companies. Once an enterprise equity value was calculated, the Company used the option pricing method to allocate the value to each series of preferred stock and common stock. The option-pricing method treats common stock and preferred stock as call options on the enterprise's equity value, with exercise prices based on the liquidation preferences of the preferred stock. The option pricing method considers the various terms of the stockholder agreements—including the level of seniority among the securities, dividend policy, conversion ratios, and cash allocations—upon liquidation of the enterprise. In addition, the method implicitly considers the effect of the liquidation preference as of the future liquidation date, not as of the valuation date. The option pricing method generated a value of $1.67 per share of Series D preferred stock.

Note 9. Borrowings, page F-23

36.
Please tell us your basis in the accounting literature for treating the value of the warrants issued to Silicon Valley Bank (SVB) as a debt discount and how changes in the fair value of these warrants is reported in the financial statements. The disclosure indicates the warrants were received in connection with Loan and Security Agreement, but not as a condition.

          The Company respectfully advises the Staff that the terms and conditions of the loan agreement required the issuance of Series C convertible preferred stock warrants. In September 2009 and January 2010, the Company initially valued the Series C convertible preferred stock warrants using the Black-Scholes option pricing model with the assumptions listed in Note 9 on page F-23 of the Registration Statement and recorded the total value of $12,000 as a debt discount in accordance with the provisions of Accounting Standards Codification ("ASC") 470-20 "Debt Instruments with Detachable Warrants." The Company further advises the Staff that the Series C convertible preferred stock underlying the warrants are contingently redeemable and accordingly, the warrants have been classified as a liability on the Company's consolidated balance sheet and are subject to re-measurement at each balance sheet date, with any changes in fair value recognized as a component of other income (expense), net. The classification and description of the treatment of these preferred stock warrants are further described in Note 2 and Note 12 on pages F-14 and F-28, respectively.

Underwriting, page 113

37.
We note the sentence "[i]f all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms." Please explain how the company will comply with Rule 430A if the offering price to investors will vary.

          The Company respectfully advises the Staff that this sentence notes the fact that, while the shares will initially be offered at the price to be set forth on the cover page of the prospectus, in the event that the distribution cannot be completed at such price for market or other reasons, the underwriters may change the price of the offering to effect the distribution of the shares. However, the underwriters have informed the Company that the underwriters currently have no reason to believe that the distribution will not be completed at the initial public offering price. In the unlikely event that all the shares are not sold at the initial public offering price, the underwriters, the Company and their respective counsel would consider, in light of all of the facts and circumstances, the need to file a post-effective amendment to the registration statement to reflect any reduction in that price.

Item 16.    Exhibits and Financial Statement Schedules, page II-3

38.
Please file your credit facility agreement and the Loan and Security Agreement with Silicon Valley Bank as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

          The Company respectfully advises the Staff that the Company believes its cash and cash equivalents, without the availability under its existing credit facility, will be sufficient to meet its working capital requirements for at least the next 12 months, and has revised its disclosure on page 54 accordingly. The Company further advises the Staff that since its credit facility expires on May 3, 2013, its existing equipment credit line (with a balance of approximately $200,000) does not materially impact its liquidity position, and no amounts have been drawn on the credit facility, the Company believes these agreements are not material agreements under Item 601(b)(10) of Regulation S-K.

* * * * * * * * * * *

        Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7934.

Sincerely,
/s/ HORACE NASH Horace Nash Fenwick & West LLP

cc:	Jayant Kadambi, Chief Executive Officer Timothy Laehy, Chief Financial Officer Paul T. Porrini, Esq., General Counsel and Secretary YuMe, Inc.
Cynthia C. Hess, Esq. Niki Fang, Esq. Fenwick & West LLP
Danny Wallace Kimberly Doyle PricewaterhouseCoopers LLP
Douglas Smith, Esq. Stewart McDowell, Esq. Brandon W. Loew, Esq. Gibson, Dunn & Crutcher, LLP

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  Item 16. Exhibits and Financial Statement Schedules, page II-3